RALLY

Bill of Sale

As of January 14, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Roughens Collectables (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#09TROUT2
Description:	2009 Bowman Chrome Mike Trout Xfractor graded BGS 9.5
Total Acquisition Cost:	$ 50,000.00
Consideration: Cash (%) Equity (%) Total	$ 50,000.00 (100%) $ 0 (0%) $ 50,000.00 (100%)